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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 1)

                              GARTNER GROUP, INC.
                                (NAME OF ISSUER)

                              GARTNER GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

               COMMON STOCK, CLASS A, PAR VALUE $0.0005 PER SHARE
               COMMON STOCK, CLASS B, PAR VALUE $0.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                       366651 10 7 (CLASS A COMMON STOCK)
                       366651 20 6 (CLASS B COMMON STOCK)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              MICHAEL D. FLEISHER
                              GARTNER GROUP, INC.
                              56 TOP GALLANT ROAD
                               STAMFORD, CT 06904
                                 (203) 964-0096
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    COPY TO:

                             HOWARD S. ZEPRUN, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

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                                 JULY 27, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

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     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4
originally filed with the Securities and Exchange Commission on July 27, 1999 (the "Schedule 13E-4") relates to the offer by Gartner Group, Inc., a Delaware corporation (the "Company" or the "Issuer"), to purchase up to 15,700,000 shares of its Common Stock, par value $0.0005 per share, consisting of 9,600,000 shares of Common Stock, Class A ("Class A Common Stock") and 6,100,000 shares of Common Stock, Class B ("Class B Common Stock"; together with the Class A Common Stock, the "Common Stock" or the "Shares"). Such shares shall be repurchased at prices not less than $21 nor more than $24 per share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act, the total number of shares to be repurchased may be increased to 17,793,644 shares, consisting of 10,879,851 shares of Class A Common Stock and 6,913,793 shares of Class B Common Stock.

ITEM 8. ADDITIONAL INFORMATION.

     (e) Attached is a letter to stockholders of record of Gartner Group, Inc. regarding certain corrections to the share prices included in the "Selection of Purchase Price" sections of the Letters of Transmittal and Notice of Guaranteed Delivery.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 of Schedule 13E-4 is hereby Amended and Supplemented to replace the following exhibits in their entirety:

(a)(2)-A     Letter of Transmittal for Holders of Class A Common Stock.
(a)(2)-B     Letter of Transmittal for Holders of Class B Common Stock.
(a)(3)       Notice of Guaranteed Delivery.

     In addition, Item 9 of Schedule 13E-4 is hereby Amended and Supplemented to add the following exhibits:

(a)(5)       Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.
(a)(8) Letter from Fidelity Management Trust Company, as trustee, to participants in the Gartner Group, Inc. Savings and Investment Plan, including the Direction Form for use by participants in such plan.
(a)(12) Letter from Gartner Group, Inc. to stockholders of record of Gartner Group, Inc.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GARTNER GROUP, INC.

                                          By:    /s/ MICHAEL D. FLEISHER

                                            ------------------------------------
                                            Name:  Michael D. Fleisher
                                            Title:   Executive Vice President
                                                     and
                                                 Chief Financial Officer

Dated: August 6, 1999

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                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER                             DESCRIPTION
----------                           -----------
(a)(2)-A     Letter of Transmittal for Holders of Class A Common Stock.
(a)(2)-B     Letter of Transmittal for Holders of Class B Common Stock.
(a)(3)       Notice of Guaranteed Delivery.
(a)(5)       Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and other Nominees.
(a)(8)       Letter from Fidelity Management Trust Company, as trustee, to participants in the Gartner Group, Inc. Savings and
             Investment Plan, including the Direction Form for use by
             participants in such plan.
(a)(12)      Letter from Gartner Group to stockholders of record of
             Gartner Group, Inc.

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